
Ark
Therapeutics



Ark Therapeutics Group Plc
79 New Cavendish Street
London W1W 6XB
Tel: +44 (0)20 7388 7722
Fax: +44 (0)20 7388 7805
www.arktherapeutics.com

3 May 2005





**BY COURIER**
US Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Mail Stop 3-2
450 Fifth Street NW
Washington DC 20549
USA



**Ark Therapeutics Group plc, Rule 12g3-2(b) Exemption, File No. 82-34804**

To whom it may concern:

Please find enclosed information and/or documents furnished on behalf of Ark Therapeutics Group plc, Rule 12g3-2(b) File No. 82-34804, submitted pursuant to paragraph (b)(1)(iii) of Rule 12g3-2, which information shall not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the US Securities Exchange Act of 1934.

Sincerely,

N.P.C. Plummer

Nick Plummer
General Counsel & Company Secretary
Ark Therapeutics Group plc

**ARK THERAPEUTICS GROUP PLC**

**FILE NO: 82-34804**



| | |
|---|---|
| **1.** | **DOCUMENTS MADE PUBLIC PURSUANT TO LAWS OF ENGLAND AND WALES SINCE APRIL 2, 2005** |
| 1.1 | Form 88(2) - Return of Allotment of Shares dated April 6, 2005 |
| 1.2 | Form 88(2) - Return of Allotment of Shares dated April 19, 2005 |
| 1.3 | Form 88(2) - Return of Allotment of Shares dated April 19, 2005 |
| 1.4 | Resolutions passed at Annual General Meeting April 28, 2005 |
| 1.5 | Form 88(2) - Return of Allotment of Shares dated May 3, 2005 |
| 1.6 | Form 88(2) - Return of Allotment of Shares dated May 3, 2005 |
| **2.** | **DOCUMENTS FILED WITH THE UKLA OR THE LSE (AND MADE PUBLIC THEREBY) SINCE APRIL 2, 2005** |
| 2.1 | **Miscellaneous Notifications filed with The London Stock Exchange** |
| 2.1.1 | Announcement dated April 7, 2005 regarding Appointment |
| 2.1.2 | Announcement dated April 14, 2005 regarding Research Update |
| 2.1.3 | Announcement dated April 28, 2005 regarding Result of AGM |
| 2.1.4 | Resolutions passed at Annual General Meeting April 28, 2005 (1.4 above) |
| **3.** | **PRESS RELEASES SINCE APRIL 2, 2005** |
| 3.1 | Press release dated April 7, 2005 regarding Appointment (see 2.1.1 above) |
| 3.2 | Press release dated April 14, 2005 regarding Research Update (see 2.1.2 above) |
| 3.3 | Press release dated April 28, 2005 regarding Result of AGM (see 2.1.3 above) |

82-34804



# 88(2)

**Return of Allotment of Shares**

RECEIVED
2005 ... OFFICE OF ... CORPORATE ...

***Please complete in typescript, or in bold black capitals.***
**CHWP000**

| | |
|---|---|
| **Company Number** | 4313987 |
| **Company name in full** | ARK THERAPEUTICS GROUP PLC |

**Shares allotted (including bonus shares):**

Date or period during which shares were allotted
*(If shares were allotted on one date enter that date in the "from" box)*

| From | | | To | | |
|---|---|---|---|---|---|
| *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| 23 | 03 | 2005 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 10000 | | |
| Nominal value of each share | £0.01 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 60p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

Consideration for which the shares were allotted
*(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

82-34804

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOMINEES LIMITED | Class of shares allotted | Number allotted |
| Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT | ORDINARY | 10,000 |
| CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON | | |
| UK Postcode E14 2BH | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed M B Williams Date 6.4.05

A director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB

82-34804


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

**Company Number** 4313987

**Company name in full** ARK THERAPEUTICS GROUP PLC

---

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 14 | 04 | 2005 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | ORDINARY | |
| Number allotted | 3750 | 2500 | |
| Nominal value of each share | £0.01 | £0.01 | |
| Amount (if any) paid or due on each share *(including any share premium)* | 0.605p | 0.50p | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

---

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

82-34804

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOMINEES LIMITED | Class of shares allotted | Number allotted |
| Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT | ORDINARY | 6250 |
| CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON | | |
| UK Postcode E14 2BH | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed N.R.C. Plummer. Date 19/04/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
Tel: 0207 388 7722

82- 34804


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

***Please complete in typescript, or in bold black capitals.***

CHWP000

| | |
|---|---|
| **Company Number** | 4313987 |
| **Company name in full** | ARK THERAPEUTICS GROUP PLC |
| | |

**Shares allotted (including bonus shares):**

| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | From: Day Month Year | To: Day Month Year |
|---|---|---|
| | 14 04 2005 | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 15566 | | |
| Nominal value of each share | £0.01 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 60p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: PERSHING KEEN NOMINEES LIMITED | Class of shares allotted | Number allotted |
| Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT | ORDINARY | 15566 |
| CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON | | |
| UK Postcode E14 2BH | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed N.R.C Plummer Date 19/04/2005

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
Tel: 0207 388 7722

D

82-34804

# THE COMPANIES ACT 1985

## PUBLIC COMPANY LIMITED BY SHARES

## ARK THERAPEUTICS GROUP PLC

At the annual general meeting of Ark Therapeutics Group plc duly convened and held on 28 April 2005, the following resolutions were passed of which resolutions 1 to 8 were passed as ordinary resolutions and resolution 9 was passed as a special resolution.

## ORDINARY RESOLUTIONS

1. To receive the accounts for the financial year ended 31 December 2004, together with the Auditors' report and the Directors' report thereon.

2. To approve the Directors' remuneration report for the year ended 31 December 2004.

3. In accordance with article 106 of the Company's articles of association, to re-elect Martyn Williams who is submitting himself for reappointment as a Director.

4. In accordance with article 106 of the Company's articles of association, to re-elect Dr Peter Keen who is submitting himself for reappointment as a Director.

5. To re-appoint Sir Mark Richmond, aged 74, as a Director.

6. To re-appoint Deloitte & Touche LLP as Auditors of the Company and to authorise the Directors to set their remuneration.

7. To approve the Ark Therapeutics 2005 Long-Term Incentive Plan.

8. That the Directors be and are hereby generally and unconditionally authorised for the purposes of section 80 of the Companies Act 1985 (the "Act"), to exercise all the powers of the Company to allot relevant securities (within the meaning of section 80(2) of the Act) up to an aggregate nominal amount of £379,228 (being 30% of issued share capital as at 14 March 2005), this authority to expire at the conclusion of the annual general meeting of the Company in 2006 or on 28 July 2006, whichever is the earlier (save that the Company may before such expiry make any offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of any such offer or agreement as if the authority conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred on the Directors for the purposes of section 80 of the Act.

## SPECIAL RESOLUTION

9. That the Directors be and are hereby empowered pursuant to section 95(1) of the Act, subject to the passing of resolution 8 above, to allot equity securities (as defined in section 94 of the Act) for cash pursuant to the authority conferred by resolution 8 above as if section 89(1) of the Act did not apply to any such allotment provided that such power shall be limited to the allotment of equity securities:

   (a) in connection with a rights issue or other pre-emptive offer in favour of ordinary shareholders where the equity securities are proportionate (as nearly as practicable) to the respective number of ordinary shares held by such holders but subject to such exclusions or other arrangements as the Directors may deem necessary or desirable in relation to fractional entitlements or legal or practical problems arising in, or pursuant to, the laws of any territory or the requirements of any regulatory body or stock exchange in any territory; and

(b) otherwise than pursuant to paragraph (a) of this resolution, up to an aggregate nominal amount of £63,205 (being 5% of issued share capital as at 14 March 2005),

and this power shall expire at the conclusion of the annual general meeting of the Company to be held in 2006 or on 28 July 2006, whichever is the earlier (save that the Company may, at any time before the expiry of such power, make any offer or enter into any agreement which would or might require equity securities to be allotted after the expiry of such power and the Directors may allot equity securities in pursuance of any such offer or agreement as if such power conferred hereby had not expired). This authority is in substitution for any and all authorities previously conferred upon the Directors for the purposes of section 95 of the Act.



.......................................................................
Secretary


Companies House
for the record

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*
CHWP000

| | |
|---|---|
| **Company Number** | 4313987 |
| **Company name in full** | ARK THERAPEUTICS GROUP PLC |

**Shares allotted (including bonus shares):**

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | Day | Month | Year | Day | Month | Year |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 27 | 04 | 2005 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 2000 | | |
| Nominal value of each share | £0.01 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 60.5p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

**If the allotted shares are fully or partly paid up otherwise than in cash please state:**

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

*This form has been provided free of charge by Companies House.*

## Names and addresses of the allottees *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name: PERSHING KEEN NOMINEES LIMITED | Class of shares allotted | Number allotted |
| Address: PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT | ORDINARY | 2,000 |
| CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON | | |
| UK Postcode E14 2BH | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed N.P.C. Plummer. Date 03/05/2005

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
Tel: 0207 388 7722



Companies House

— for the record —

# 88(2)

## Return of Allotment of Shares

*Please complete in typescript, or in bold black capitals.*

CHWP000

| | |
|---|---|
| **Company Number** | 4313987 |
| **Company name in full** | ARK THERAPEUTICS GROUP PLC |
| | |

### Shares allotted (including bonus shares):

| | From | | | To | | |
|---|---|---|---|---|---|---|
| | *Day* | *Month* | *Year* | *Day* | *Month* | *Year* |
| Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)* | 26 | 04 | 2005 | | | |

| | | | |
|---|---|---|---|
| Class of shares *(ordinary or preference etc)* | ORDINARY | | |
| Number allotted | 16666 | | |
| Nominal value of each share | £0.01 | | |
| Amount (if any) paid or due on each share *(including any share premium)* | 60p | | |

***List the names and addresses of the allottees and the number of shares allotted to each overleaf***

### If the allotted shares are fully or partly paid up otherwise than in cash please state:

| | | | |
|---|---|---|---|
| % that each share is to be treated as paid up | | | |

| | |
|---|---|
| Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)* | |

**When you have completed and signed the form send it to the Registrar of Companies at:**

**Companies House, Crown Way, Cardiff CF14 3UZ** **DX 33050 Cardiff**
For companies registered in England and Wales

**Companies House, 37 Castle Terrace, Edinburgh EH1 2EB** **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

**Names and addresses of the allottees** *(List joint share allotments consecutively)*

| Shareholder details | Shares and share class allotted | |
|---|---|---|
| Name PERSHING KEEN NOMINEES LIMITED | Class of shares allotted | Number allotted |
| Address PARTICIPANT ID 601 MEMBER ACCOUNT LDCLT | ORDINARY | 16,666 |
| CAPSTAN HSE, ONE CLOVE CRESCENT, EAST INDIA DOCK, LONDON | | |
| UK Postcode E14 2BH | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |
| Name | Class of shares allotted | Number allotted |
| Address | | |
| UK Postcode | | |

Please enter the number of continuation sheets (if any) attached to this form

Signed N.C.Plummer. Date 03/05/2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~ *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Nick Plummer
79 New Cavendish Street
London
W1W 6XB
Tel: 0207 388 7722

82- 34804

## Regulatory Announcement

*Go to market news section*



| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Appointment |
| **Released** | 07:00 07-Apr-05 |
| **Number** | 7389K |

### ARK THERAPEUTICS PLC STRENGHTENS R&D MANAGEMENT TEAM

### APPOINTMENT OF Dr DAVID ECKLAND

**7 April 2005, London UK:** Ark Therapeutics Group plc ("Ark" or the "Company"), the emerging healthcare group, today announces the appointment of Dr David Eckland as Head of Research and Drug development. Dr Eckland's appointment follows Dr Alan Boyd's decision to move to a part-time role in Ark Therapeutics focusing on the strategic regulatory and drug approvals, with immediate effect.

David has spent the last 8 years at Takeda Europe, a new European development centre in London for Takeda, one of Japan's largest pharmaceutical companies. He was until recently Managing Director of Takeda Europe R&D Centre, a position he took up in 2002. In this role, David was responsible for over 70 staff, and the clinical and regulatory development of approximately 15 products. Prior to this David was European Development Director for Takeda and created a Clinical Development Organisation to support the regulatory process in Europe.

Before joining Takeda, David spent 7 years at GlaxoWellcome holding the positions of International Director of Metabolic Diseases Clinical Research, and Head of the Clinical Pharmacology Unit and Head of Department of Clinical Pharmaco Dynamics. His work focused on both the pre-clinical, clinical science and the regulatory orientated clinical trials. David holds a PhD in Endocrinology and, as a physician, specialised in Endocrinology, Diabetes and General Internal Medicine.

Commenting on his appointment, Dr Nigel Parker, CEO of Ark, said: "I am delighted to welcome David and that Alan has decided to retain a part-time role at Ark Therapeutics. As our lead products progress through late stage trials and the regulatory processes, the recruitment of world class R&D management is key to the Company's continued success. David's extensive medical and R&D experience will be invaluable to Ark as we further progress our pipeline. Alan will continue to provide key input for the R&D department on an ongoing basis."

**ENDS**

***Enquiries:***


**Ark Therapeutics** — **Tel: 0207 388 7722**
Nigel Parker, CEO
**Financial Dynamics** — **Tel: 0207 831 3113**
Lucy Briggs


**Ark Therapeutics Group plc**

Ark is an emerging specialist healthcare group (the "Group") with one marketed product and four further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs predominantly with within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development and intends to conduct it's own sales and marketing in certain territories as well as securing marketing partners in others.

The Group has operations in London, UK and Kuopio, Finland.

Ark's shares are traded on the London Stock Exchange (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets",

expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

Close

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| **TIDM** | AKT |
| **Headline** | Research Update |
| **Released** | 07:00 14-Apr-05 |
| **Number** | 0337L |

## ARK THERAPEUTICS ANNOUNCES FAVOURABLE TRENDS IN INITIAL PHASE II RESULTS FOR EG005 IN LIPODYSTROPHY

**14 April 2005, London UK:** Ark Therapeutics Group plc ("Ark" or the "Company") today announces initial results from its recently completed exploratory Phase II study of EG005 for the treatment of lipodystrophy in HIV positive patients. Preliminary analysis of the results to date has revealed encouraging trends in a number of clinically important measures that are consistent with EG005 producing an improvement in the underlying condition. Following completion of the initial three month study period, a voluntary one year open label extension phase was available. The majority of patients have elected to continue on active treatment during this period, with some encouraging initial trends also observed in those patients who have so far completed this extension phase. Assuming the full analysis of the results to date and the subsequent results from patients completing the extension phase are consistent with the beneficial trends seen in these initial results, Ark anticipates that a Phase III study may be initiated in 2006.

Lipodystrophy is a serious problem that develops in HIV positive patients on triple anti-retroviral therapy, one of the most common treatments used in such patients. It is characterised by an increased, and potentially harmful, deposition of body fat centrally and the development of unsightly "buffalo hump" and "pot belly" appearance. Increased central fat deposition is a risk factor for cardiovascular disease. In certain cases, lipodystrophy is associated with sudden and unpredictable death through lacticacidosis.

Ark's exploratory study is a randomised, double-blinded, placebo-controlled study investigating a range of metabolic, morphological and disease assessment parameters. A total of 50 patients were enrolled into the trial, with a total of 46 patients successfully completing the initial three month study period. To date, 12 of these patients have also completed the one year extension phase.

Physician assessments of the overall status of the condition were carried out using the Chelsea and Westminster score of lipodystrophy, a validated series of nineteen assessments. These assessments showed that the mean improvement in lipodystrophy score after three months in patients treated with EG005 was approximately twice that seen in patients receiving placebo, with a mean reduction of 17% from baseline scores for EG005 patients versus 8.6% in those receiving placebo. Metabolic profiles, including lipids and insulin, showed changes consistent with the hypothesis of increased metabolism of fat by increasing mitochondrial efficiency. In both study arms, similar numbers of patients showed increases and decreases in central body fat. However, DEXA scans indicated that where central fat reserves increased by more than 5% from baseline, the potentially harmful increases were lower in EG005-treated patients. Similarly, where central fat reserves decreased by more than 5% from baseline, EG005-treated patients had greater reductions. In addition, skin thickness in the "buffalo hump" area decreased from baseline by 3% in EG005-treated patients in contrast to a 7% increase in the placebo group.

As part of the study, lean body mass (muscle and bone), as well as body fat, was assessed after three months to determine whether any signs of muscle wasting/loss occurred. As a group, patients treated with EG005 on average maintained their lean body mass, whereas those receiving placebo lost an amount approaching 1%. Unintentional reductions in lean body mass of 3-4% are generally considered to amount to clinical cachexia.

The overall adverse event profile in both groups was similar and gave no cause for concern, indicating an acceptable safety profile for EG005.

Commenting on these initial results, Professor John Martin, Ark's Chief Scientific Officer, said: "To date, research has not provided effective therapies for patients suffering from lipodystrophy and we are still investigating the various parameters that would constitute clinically-relevant treatment effects. The morphological and clinical chemistry changes we have observed at three months, albeit in a small number of patients, are in the areas of concern in lipodystrophy, and beneficial differences have been seen between the control and treatment groups in favour of EG005. We now need to complete the full analysis of the three month data and await the data from the rest of the patients in the one year extension phase."

Nigel Parker, Chief Executive Officer of Ark, added: "On the results to date, EG005 could offer valuable clinical benefits to patients as a treatment for lipodystrophy. Overall, we expect to gather data from approximately 35 patients from the extension phase and will know during the course of this year how the trends continue and, as a result, what would be required from any Phase III program. Assuming that the potential for a clinical role for EG005 is confirmed by this further data, a Phase III study may be initiated during 2006."

**ENDS**

***Enquiries:***


| | |
|---|---|
| **Ark Therapeutics** | **Tel: 020 7388 7722** |

Nigel Parker, CEO

| | |
|---|---|
| **Financial Dynamics** | **Tel: 020 7831 3113** |
| Lucy Briggs | |

**Ark Therapeutics Group plc**

Ark is an emerging specialist healthcare group (the "Group") with one marketed product and four further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced portfolio of proprietary healthcare products targeted at specific unmet clinical needs predominantly with within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable Ark to take each product through development and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. The Group generally retains ownership of its product candidates throughout clinical development and intends to conduct it's own sales and marketing in certain territories as well as securing marketing partners in others.

The Group has operations in London, UK and Kuopio, Finland.

Ark's shares are traded on the London Stock Exchange (AKT.L).

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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## Regulatory Announcement

| | |
|---|---|
| **Company** | Ark Therapeutics Group PLC |
| TIDM | AKT |
| Headline | Doc re. Result of AGM |
| Released | 16:25 28-Apr-05 |
| Number | 6804L |

## Results of Annual General Meeting

London, UK, 28 April 2005: At the Annual General Meeting of Ark Therapeutics Group plc (LSE: AKT) held today all resolutions were passed. A summary of the proxy voting will be published in the Investor Relations section of the Company's website at www.arktherapeutics.com.

Copies of the approved resolutions will be submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authorities Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel: +44 (0) 20 7676 1000

Enquiries:

| Ark Therapeutics Group plc | |
|---|---|
| Nick Plummer, Company Secretary | +44 (0)20 7388 7722 |

| Financial Dynamics | +44 (0)20 7831 3113 |
|---|---|
| David Yates | |
| Lucy Briggs | |

Notes to Editors

Ark Therapeutics Group plc

Ark is a specialist healthcare group (the "Group") with one marketed product and three further lead products in late stage clinical development. Capitalising on over ten years of research in vascular biology and gene-based medicine, Ark has a balanced product portfolio targeted at specific unmet clinical needs within vascular disease and cancer. These are large and growing markets, where opportunities exist for effective new products to generate significant revenues.

Ark's products are sourced from related but largely non-dependent technologies within the Group and have been selected to enable them to be taken through development within the Company's own means and to benefit from Orphan Drug Status and/or Fast Track Designation, as appropriate. This strategy has allowed the Group to retain greater value and greater control of clinical development timelines, and to mitigate the risks of dependency on any one particular programme or development partner. Ark has secured patents or has patent applications pending for all its lead products in principal pharmaceutical markets.

Ark has its origins in businesses established in the mid-1990s by Professor John Martin and Mr Stephen Barker of University College London and Professor Seppo Ylä-Herttuala of the AI Virtanen Institute at the University of Kuopio, Finland, all of whom continue to play leading roles in the Company's research and development programmes.

This announcement includes "forward-looking statements" which include all statements other than statements of historical facts, including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services), and any statements preceded by, followed by or that include forward-looking terminology such as the words "targets", "believes", "estimates", "expects", "aims", "intends", "will", "can", "may", "anticipates", "would", "should", "could" or similar expressions or the negative thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors beyond the Group's control that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. Among the important factors that could cause the Group's actual results, performance or achievements to differ materially from those in forward-looking statements include those relating to Ark's funding requirements, regulatory approvals, clinical trials, reliance on third parties, intellectual property, key personnel and other factors. These forward-looking statements speak only as at the date of this announcement. The Group expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this announcement to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statements are based. As a result of these factors, prospective investors are cautioned not to rely on any forward-looking statement.

END

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